

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

April 1, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Robert J. Whelan
Chief Financial Officer
Eaton Vance Corp.
Two International Place
Boston, Massachusetts 02110

   RE: Form 10-K for the fiscal year ended October 31, 2008
      Form 10-Q for the period ended January 31, 2009
       File No. 1-8100

Dear Mr. Whelan:

   We have reviewed your response letter dated March 26, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Financial Statements

Note 1. Summary of Significant Accounting Policies

General

2. We note your response to prior comment 5. We continue to believe that you should expand your disclosures to clearly discuss how and when you record revenue for each of the four primary pricing structures. For each structure, you should clearly disclose how and when you record revenue for commissions as well as distribution and service fees received. It should be clear how the revenue recognition differs based on the type of pricing structure. For example, the shareholder may be required to pay you an underwriter commission of up to 75 basis points of the dollar value of the shares sold under the front-end load commission pricing structure. Please disclose when you record this commission revenue. Please also clarify why you state that you do not receive underwriter commissions on front-end load commission sales in the last sentence of the paragraph discussing this pricing structure, which is inconsistent with the first sentence of the paragraph.

FORM 10-Q FOR THE PERIOD ENDED JANUARY 31, 2009

General

3. Please address the above comments in your interim filings as well.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief